EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation

Kulicke and Soffa Pte. Ltd.	Singapore

Kulicke and Soffa Global Holdings Corporation	Labuan, Malaysia

Kulicke and Soffa Holding Company Pte. Ltd.	Singapore

Kulicke and Soffa Foreign Investments, Inc.	Delaware

Kulicke and Soffa (Israel) Ltd.	Israel

Kulicke and Soffa (Suzhou) Ltd.	China

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.